==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 34)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

==============================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.  Additional Information.

          On May 16, 2001, Weyerhaeuser sent a letter to Willamette shareholders regarding the election of directors at Willamette's 2001 annual meeting of shareholders. The text of a press release issued by Weyerhaeuser on May 16, 2001, is filed as Exhibit (a)(5)(CC) hereto.

Item 12.     Exhibits.

(a)(5)(CC)   Press release issued by Weyerhaeuser Company on May 16,
             2001.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                           by /s/ STEVEN R. ROGEL
                                              ----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by /s/ STEVEN R. ROGEL
                                              ----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer

Dated: May 16, 2001

                                 Exhibit Index

Exhibit          Description

(a)(5)(CC) Press release issued by Weyerhaeuser Company on May 16, 2001.

                                                            Exhibit (a)(5)(CC)

                                                   [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release

             WEYERHAEUSER SENDS LETTER TO WILLAMETTE SHAREHOLDERS

FEDERAL WAY, Wash., May 16, 2001 - Weyerhaeuser Company (NYSE: WY) today sent the following letter to shareholders of Willamette Industries, Inc. (NYSE: WLL):

     May 16, 2001

     Dear Willamette Shareholder:


     With the June 7th Annual Meeting of Willamette shareholders fast approaching, we believe Willamette's board and management are engaged in a desperate effort to convince you that their repeated rejections of our premium offers were based on value. You should know that they have refused to discuss with us the details of these offers or our willingness to pay an increased price. We think that Willamette's board and management have made it crystal clear that the company they have been entrusted to manage for you is simply not for sale, at any price.

     We believe Willamette's board is jeopardizing the value of your investment by failing to negotiate a mutually beneficial transaction with Weyerhaeuser. WE ARE SEEKING YOUR SUPPORT FOR THE ELECTION OF OUR THREE NOMINEES TO WILLAMETTE'S BOARD AT THE LONG-DELAYED ANNUAL MEETING. THESE NOMINEES ARE COMMITTED TO MAXIMIZING VALUE FOR SHAREHOLDERS NOW. IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED, WE WILL BE FORCED TO WITHDRAW OUR OFFER. PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD VOTING FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES.

            WILLAMETTE IS USING AN ARTIFICIAL "INDUSTRY COMPOSITE"
                       TO INFLATE ITS STAND-ALONE VALUE


     Recently, Willamette has been using fuzzy math to speculate on the trading level of its share price in the absence of the Weyerhaeuser offer. We believe Willamette's "Industry Composite" and "comparable" transactions analysis are fundamentally flawed. Willamette has created its very own "Industry Composite" to support its self-serving speculation about where Willamette might trade today if the Weyerhaeuser offer did not exist. Take a hard look at Willamette's "Industry Composite." We believe it is just NOT credible:

                                    -more-

     o Willamette's self-selected "Industry Composite" consists of seven forest products companies. Despite the fact that these companies range widely in size and market capitalization, Willamette gives each of the companies EQUAL WEIGHTING in its analysis.

     o The standard investment community practice is to analyze peer group performance on a MARKET CAPITALIZATION WEIGHTED basis. For example, the S&P 500 index and the S&P Paper & Forest Products index, the recognized share performance benchmark for our industry, are calculated on a MARKET-WEIGHTED basis. In addition, Securities and Exchange Commission rules require the use of MARKET WEIGHTING for the disclosure of peer group performance.

     o Willamette itself has followed the standard practice by using the MARKET-WEIGHTED S&P Paper & Forest Products index to measure its comparative performance in its last five proxy statements and its investor presentations as recently as February 2001. We believe Willamette has changed to the EQUAL-WEIGHTING methodology in an attempt to justify its recent speculative valuation statements made in the context of our offer.

     o Willamette excludes itself but includes Weyerhaeuser in its "Industry Composite." Given Weyerhaeuser's proposed acquisition of Willamette, standard investment community practice would be to exclude both companies in calculating peer group performance.

     We believe Willamette's self-selected "Industry Composite" significantly overstates where Willamette's stock might trade absent the Weyerhaeuser offer. Since November 10th, the last trading day prior to the public announcement of our proposal, the S&P Paper & Forest Products index (excluding Weyerhaeuser and Willamette), HAS RISEN BY ONLY 8.6 PERCENT. That day, Willamette's closing stock price was $34.75.

                      THEN AND NOW, WE BELIEVE OUR OFFER
                       REPRESENTS A COMPELLING VALUATION


[Chart showing significant gap between the 44% offer premium and the 8.6% increase in the S&P Paper & Forest Products index and the 8.8% decrease in the S&P 500 index from November 10, 2000 through May 11, 2001. The chart will be available on Weyerhaeuser's website at www.weyerhaeuser.com, or, for a fax copy, please call Jeremy Zweig at Joele Frank, Wilkinson Brimmer Katcher (212-355-4449 ext. 124).]

                                    -more-

                         ASK YOURSELF: "WHAT WOULD MY
                  SHARES BE WORTH IF WEYERHAEUSER WENT AWAY?"

     We think that Willamette is manipulating the data solely to justify its long-standing decision not to permit a sale of the company. We believe that by failing to pursue Weyerhaeuser's all-cash premium offer, Willamette is jeopardizing the value of your investment. While no one can predict what Willamette's share price would be absent the Weyerhaeuser offer, the S&P 500 index has fallen 8.8 percent since November 10th, and independent financial experts recognize that if Weyerhaeuser goes away, Willamette could trade at significantly lower levels:

          "DOWNSIDE RISK COULD BE AS MUCH AS [A] $33 PER SHARE [PRICE] IF THE DEAL WITH [WEYERHAEUSER] FALLS THROUGH."
           First Call, Lehman Brothers: Peter Ruschmeier, April 16, 2001*


     Remember, despite the significant and immediate value shareholders would receive in a negotiated transaction, WILLAMETTE MANAGEMENT HAS NEVER EXPLAINED HOW OR WHEN IT WOULD DELIVER EQUIVALENT VALUE ON A STAND-ALONE BASIS.

          "THE ABSENCE OF A COGENT, ECONOMICALLY-BASED RESPONSE TO THE WEYERHAEUSER BID IS BOTH TROUBLING AND DISAPPOINTING. WILLAMETTE SEEMS TO BE SAYING 'WE'RE WORTH A LOT MORE, BUT WE CAN'T THINK OF A WAY TO EXPLAIN WHY IN A MANNER THAT YOU WILL UNDERSTAND.'"
            First Call, Credit Suisse First Boston: Mark Connelly, May 9, 2001*


                     WE BELIEVE WILLAMETTE'S "COMPARABLE"
              TRANSACTIONS ANALYSIS IS ALSO FUNDAMENTALLY FLAWED

     In another attempt to justify its actions, Willamette cherry-picks its data regarding premiums paid in "comparable" transactions:

     o There have been 64 industry transactions since 1990.[1] Willamette's self-selected list of transactions consists of merely three -- International Paper/Union Camp, International Paper/Champion International and Stora Enso/Consolidated Papers.

     o According to independent financial analysis, the average one-day premium paid in those 64 paper industry transactions was 32 percent.[1] Weyerhaeuser's 44 percent premium exceeds that average.

     o We believe Willamette is using the Stora Enso/Consolidated Papers transaction to significantly inflate Willamette's purported "average" premium figure.

--------

[1] Source: Salomon Smith Barney Financial Strategy Group.
* Permission was neither obtained nor sought for the use of these quotations.

                                    -more-

     o Weyerhaeuser's 44 percent one-day premium is squarely in line with the other two transactions Willamette believes are comparable.

     o Willamette also conveniently ignores the fact that our $50 per share offer would provide you with a substantial premium of approximately 67 percent to Willamette's average share price for the 60 days prior to the announcement.[2]

                       COMPARABLE TRANSACTIONS ANALYSIS

TRANSACTION                                    1-DAY PREMIUM     60-DAY PREMIUM

Salomon Smith Barney Industry Analysis         32%               NA
(Based on 64 transcations)

WEYERHAEUSER/WILLAMETTE INDUSTRIES             44%               67%

International Paper/Union Camp                 45%               61%

International Paper/Champion International     46%               45%

Stora Enso/Consolidated Papers                 69%               53%



                        TAKE CONTROL OF YOUR INVESTMENT
                        VOTE THE GOLD PROXY CARD TODAY

     For more than two years Willamette has repeatedly rebuffed Weyerhaeuser's attempts to have a meaningful dialogue concerning a transaction. Instead, they have hidden behind their poison pill and recited the mantra "we are not for sale."

     Despite the fact that Weyerhaeuser's $50 per share offer would provide you with a significant premium for your shares NOW, Willamette refuses to sit down and negotiate a transaction or even take the time to explore ways to increase the value of a combination to Willamette shareholders. AS WE HAVE REPEATEDLY STATED, IF WILLAMETTE CAN DEMONSTRATE ADDITIONAL VALUE WEYERHAEUSER IS READY TO NEGOTIATE.


--------

[2] The one-day premium is artificially reduced by the unexplained increase in Willamette's share price (both in absolute terms and relative to the peer group) that occurred between the delivery of our confidential proposal on August 28, 2000 and the public announcement of our proposal on November 13, 2000.

                                    -more-

                 IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED,
                    WE WILL BE FORCED TO WITHDRAW OUR OFFER


     Weyerhaeuser remains committed to the proposed transaction. If our slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, Weyerhaeuser intends to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL BE FORCED TO WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.

                    SEND A MESSAGE TO THE WILLAMETTE BOARD
                        DON'T DELAY -- VOTE GOLD TODAY

     You deserve a board of directors that will act in your best interests. We are seeking your support for the election of our three nominees to Willamette's board at the Willamette Annual Meeting. Please sign, date and return the enclosed GOLD proxy card today voting FOR the election of the Weyerhaeuser nominees.

     Very truly yours,

     /s/ Steven R. Rogel

     Steven R. Rogel
     Chairman, President and Chief Executive Officer

                                    -more-

     Whether or not you plan to attend the 2001 Annual Meeting, we urge you to vote FOR the election of the Weyerhaeuser nominees by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope TODAY.

     "STREET-NAME" HOLDERS

     Remember, if you hold your Willamette shares with a brokerage firm or bank, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card FOR the election of the Weyerhaeuser nominees.

     WILLAMETTE EMPLOYEES

     If you are a participant in the Willamette Industries Stock Purchase Plan (THE 401K PLAN), only the Plan Trustee, Wells Fargo Bank, N.A., can vote your shares. You may direct the Plan Trustee how to vote your shares by signing, dating and returning the GOLD instruction form provided by the Plan Trustee. Completed instructions must be received by the Plan Trustee at the address set forth in the GOLD instruction form no later than the close of business on May 25, 2001 for your vote to be counted. If you need a new GOLD instruction form or have any questions about how to instruct the Plan Trustee or whether your voting instructions have been received, please contact the Willamette Industries Stock Purchase Plan Information Agent, D.F. King & Co., Inc., at 1-800-207-3155 (toll-free). REMEMBER, YOUR INSTRUCTIONS TO THE PLAN TRUSTEE ARE COMPLETELY CONFIDENTIAL.

     If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call our proxy solicitor, Innisfree M&A Incorporated, at 1-877-750-5838 (toll-free).

                             IMPORTANT INFORMATION

     Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 18, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


ANALYSTS                                                    MEDIA
Kathryn McAuley        Joele Frank / Jeremy Zweig           Bruce Amundson
Weyerhaeuser           Joele Frank, Wilkinson               Weyerhaeuser
(253) 924-2058         Brimmer Katcher                      (253) 924-3047
                       (212) 355-4449

                                     # # #